EXHIBIT 2.2

Promissory Note

Palm Beach Energy Solutions, LLC (“Lender”) and Alliance Media Group Holdings, Inc. (“Borrower”) hereby enter into this loan agreement this 1st day of August, 2013.

1.

Amount of Loan. Lender shall loan Borrower the sum of Ten Thousand dollars ($10,000.00).

2.

Interest. Interest shall be calculated on the unpaid balance as Simple interest at the rate of Five percent (5%).

3.

Payment Terms. Payment for the entire amount including interest shall be due on August 1, 2014.

4.

Collateral. This loan shall be unsecured.

5.

Attorney Fees and Court Costs. Should Borrower fail to comply with the terms of this loan agreement he/she will be responsible for all of Lender’s attorney fees and any Court costs associated with enforcement of this agreement.

6.

General Provisions.

6.1 Governing Law. The parties agree that this agreement shall be governed by the laws of the state of Florida and that the Courts of the state of Florida shall have exclusive jurisdiction to resolve any disputes that may arise out of this loan agreement.

6.2 Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior or contemporaneous oral or written agreements concerning this subject matter.

6.3 Severability. If any provision of this agreement is held by a court of law to be illegal, invalid or unenforceable, (a) that provision shall be deemed amended to achieve as nearly as possible the same economic effect as the original provision, and (b) the legality, validity and enforceability of the remaining provisions of this agreement shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Promissory Note on this 1st day of August, 2013

Lender /s/ Mark W. Koch
_________________________________ By: Mark W. Koch, Director

Borrower /s/ Daniel de Liege
_________________________________ By: Daniel de Liege, CEO